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October 14, 2008

VIA EDGAR & FAX

Jeffrey Riedler, Esq.

Assistant Director

Office of Health Care and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Corcept Therapeutics Incorporated Registration Statement on Form S-3

(File No. 333-150204) Filed April 11, 2008

Dear Mr. Riedler:

On behalf of our client Corcept Therapeutics Incorporated (the “Company” or “Corcept”), we are responding to the Staff’s comment in its letter dated April 28, 2008 related to the Registration Statement on Form S-3 filed April 11, 2008 (File No. 333-150204) (the “Registration Statement”). The Registration Statement relates to 8,923,210 shares (the “Offering Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”) and warrants (the “Warrants”) to purchase an additional 4,461,599 shares of Common Stock (the “Warrant Shares,” and together with the Common Stock, the “Registrable Securities”). The Registrable Securities were purchased in a private transaction (such transactions are commonly referred to as private investments in public equity or PIPEs) that closed on March 25, 2008 (the “March 2008 Offering”).

The Company filed the Registration Statement April 11, 2008 to fulfill its obligation under a Registration Rights Agreement dated March 14, 2008 between the Company and the investors in the March 2008 Offering (the “Registration Rights Agreement”). For ease of reference, we have set forth the Staff’s comment (in bold) followed by the Company’s response thereto.

Form S-3

1.	We note that you are registering the sale of 13,384,809 shares. Given the size of the offering relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, it appears the offering may be a primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3 you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

October 14, 2008

Please tell us your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	The relationship of each selling security holder with the company, including an analysis of whether the selling security holder is an affiliate of the company;

•	Any relationships among the selling security holders; and

•	Whether or not any of the selling security holders is in the business of buying and selling securities.

* * * * *

We have reviewed the Staff’s historical guidance on PIPE transactions as articulated in the Division of Corporate Finance’s Telephone Interpretations Manual Interpretation D.29 (“Interpretation D.29”), which states, in pertinent part:

The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. 1 (emphasis added)

Since late 2006, the Staff has raised concerns that following a PIPE transaction, selling stockholders may be acting as underwriters and that the resale shelf registration statement is an indirect primary offering where a significant percentage, such as greater than one-third of the public float, is sought to be registered for resale.2 We understand that the Staff does not view this as a new position, and that the Staff’s historical view of PIPE transactions under Interpretation D.29 has not changed.3

[1]

United States Securities and Exchange Commission Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Section D, Rule 415, Interpretation No. 29; See also United States Securities and Exchange Commission Division of Corporation Finance, Manual of Publicly Available Telephone Interpretations, Section H, Form S-3, Interpretation No. 76.

[2]	Charles J. Johnson, Jr. and Joseph McLaughlin, Corporate Finance and the Securities Laws Fourth Edition, 2007 Supplement Section 7.10[D]. Aspen Publishers, 2007.

[3]

John W. White, Director, Division of Corporation Finance, United States Securities and Exchange Commission, The Promise of Transparency — Corporation Finance in 2007, available at http://www.sec.gov/news/speech/2007/spch022307jww.htm (February 23, 2007).

October 14, 2008

As such, the standard of review for the Staff in deciding the “question of whether an offering styled a secondary one is really on behalf of the issuer” remains an analysis of the facts and circumstances articulated in Interpretation D.29.

We have reviewed the factors in the Staff’s comment and other relevant factors including the considerations in Interpretation D.29. The totality of the facts and circumstances in this case demonstrate that the selling stockholders listed in the Registration Statement (the “Selling Stockholders”) are not acting as underwriters or conduits for Corcept. Rather, they are venture capitalists, members of the Company’s Board of Directors and pre-existing stockholders who have made an investment in the Company that will likely take multiple years to generate a return. While the amount of Registrable Securities contemplated in the Registration Statement is roughly equal to the aggregate amount of shares of Common Stock and warrants to purchase Common Stock outstanding and held by non-affiliates (the “Public Float”), and while seven of the Selling Stockholders are affiliates of the Company, we respectfully submit that these facts are not determinative since they are outweighed by the following:

•	the longstanding relationship between the Company and all but one of the Affiliated Holders, as defined herein;

•

none the Selling Stockholders are members of a “group” together with any of the other Selling Stockholders within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the March 2008 Offering occurred against the backdrop of an effort to fund a clinical trial by a Company that is still in the development stage with no short-term expectation of a marketable product;

•	the Selling Stockholders paid the full market price for the Offering Shares and the Warrants;

•	none of the Affiliated Holders have ever sold any shares of the Company’s Common Stock that they have acquired at various points in the last 11 years;

•	the Selling Stockholders have now held the Registrable Securities for more than six months;

•	the Selling Stockholders are not currently and never have been in the “business of buying and selling securities;” and

•	other policy considerations that support facilitating the registration of resales of shares purchased from small companies in private transactions.

Taken together, the totality of the facts and the circumstances surrounding the March 2008 Offering demonstrate that the resales sought to be registered on the Registration Statement are not an offering “by or on behalf of” the Company under Rule 415(a)(4). The Company respectfully submits that the offering contemplated by the Registration Statement is “solely by or on behalf of persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore should be permitted by Rule 415(a)(1)(i).

October 14, 2008

I. The relationship of each selling stockholder with the company, including an analysis of whether the selling stockholder is an affiliate of the company.

A. Affiliate Selling Stockholders

The following seven Selling Stockholders (collectively referred to as the “Affiliated Holders”) are affiliates of the Company due to their being members of the Board or having representation on the Board, and in certain cases, stock ownership. Each of the venture capital firms that is an Affiliated Holder beneficially owns more than 10% of the Company’s outstanding Common Stock. Together, the Affiliated Holders own 36,669,233 shares of Common Stock and warrants to purchase Common Stock, representing almost three times the number of shares held by non-affiliates and approximately 68.32% of the total shares and warrants to purchase shares outstanding as of October 1, 2008 (the “Diluted Shares Outstanding”). The table below sets forth, for each of the Affiliated Holders, the length of time each has been a Corcept stockholder, the number of shares covered by an effective registration statement, the number of Registrable Shares they purchased in the March 2008 Offering, the number of Registrable Securities available to each of them for resale under Rule 144(e) as of October 1, 2008 as a percent of the total Registrable Securities that each Affiliated Holder purchased in the March 2008 Offering and the number of shares of Common Stock they have sold to date since becoming stockholders of the Company.

Name of Selling Stockholder	Stockholder Since	Shares Previously Registered	Registrable Shares	Percent of Registrable Securities Available for Sale Under Rule 144(e)*	Shares Sold to Date**
Joseph C. Cook, Jr.	2005	1,395,238	264,783	100%	0
David L. Mahoney	2004	495,238	105,913	100%	0
James N. Wilson	1999	930,834	52,956	100%	0
Entities affiliated with Alta Partners II, Inc.***	2001	4,150,655	1,588,702	30.7%	0
Longitude Capital Partners, LLC	2008	0	5,295,675	9.2%	0
Paperboy Ventures, LLC	2006	8,285,383	3,177,405	15.4%	0
Sutter Hill Ventures and related entities***	1999	6,062,936	2,383,051	20.5%	0

*	Percentages calculated as of October 1, 2008, when the maximum number of shares available for resale by any Affiliated Holder under Rule 144(e) was 488,777 shares.

**	Based on a review of filings under Section 16 of the Exchange Act. The Company has confirmed the accuracy of these Section 16 reports.

***	References to Sutter Hill Partners and Alta Partners II, Inc. include persons and entities affiliated with such firms.

Under Rule 144, after six months, non-affiliates can trade freely in the securities of public companies that are current on their public filings. However, affiliates remain subject to the volume and manner of sale limitations of Rule 144 indefinitely. Since the Affiliated Holders purchased over 96% of the shares covered by the Registration Statement, nearly all of the Registrable Securities are subject to the volume and manner restrictions of Rule 144. As of October 10, 2008, the maximum number of shares of Common Stock available for sale by any

October 14, 2008

affiliate in a three-month period pursuant to Rule 144(e) equals 488,777 shares.4 For the Affiliated Holders that are venture capital firms, only a fraction of the Registrable Securities held by them would be saleable under Rule 144 in any three month period. In addition to being affiliates for purposes of Rule 144, the Affiliated Holders are insiders under Section 16 of the Exchange Act and therefore would have been subject to disgorgement of profits if they were to have sold any of the Registrable Securities for a profit within six months of purchasing them in the March 2008 Offering. If Corcept wished to use a group of private purchasers as conduits for a distribution, the Selling Stockholders would not have been an appropriate group to choose given short-swing profit liability.

1. Directors

Joseph C. Cook, Jr. has served as a member of the Board of Directors since 2002. Mr. Cook is Chairman of the Board of Amylin Pharmaceuticals, Inc. Mr. Cook served as Chief Executive Officer of Amylin Pharmaceuticals from 1998 to 2003. Mr. Cook is a founder and currently serves as Chairman of the Board of Ironwood Pharmaceuticals, Inc.

David Mahoney has served as a member of the Board of Directors since 2004. From 1999 to 2001, Mr. Mahoney served as co-CEO of McKesson HBOC, Inc., a healthcare supply management and information technology company and as CEO of iMcKesson LLC, a healthcare management and connectivity company.

James N. Wilson has served as Chairman of the Board of Directors since 1999. In addition, since 2005, Mr. Wilson has been the Chairman of the Board of NuGEN Technologies, Inc. Since 2002, he has served as a director of Amylin Pharmaceuticals, Inc. From 1996 to 2001, Mr. Wilson was Chairman of the Board of Amira Medical, Inc.

2. Venture Capital Investors

Alta Partners II, Inc. (“Alta Partners”) is a venture capital firm that invests in life sciences, funding over 130 companies in the industry since 1996. Alta Partners’ website states the firm’s philosophy as follows: “We are long-term investors and believe that it is critical to be a value-added investor by actively working with portfolio company management teams to help build market-leading companies.” Alta Partners has been an active investor in Corcept for seven years, having initially invested in the Company in connection with the Company’s pre-IPO series C preferred stock financing in May 2001. Alix Marduel, M.D., a Managing Director of Alta Partners, served on the Board of Directors from 2001 until 2008, at which point she resigned from the Board and Edward E. Penhoet, Ph.D., a Director of Alta Partners, joined the Board of Directors.

[4]

488,777 shares equals 1% of the total shares of Common Stock outstanding as reported on the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed on August 13, 2008. In comparison, the average weekly reported volume of trading on the Nasdaq Capital Market in the Company’s Common Stock for the four weeks ended October 10, 2008 was 100,925 shares.

October 14, 2008

Longitude Venture Partners, L.P. (“Longitude”) was formed in 2006 and invests in medical device and biotechnology companies developing products that address important unmet medical or economic needs in the life sciences industry. Longitude is Corcept’s most recent venture capital investor, having made its first investment in the Company when they committed to participate in the March 2008 Offering. Prior to that time, Longitude had no relationship with the Company or its officers and directors. In connection with its investment in the March 2008 Offering, Longitude and the Company agreed that the Company would take all necessary acts to have one designee of Longitude nominated to the Board of Directors until such time as Longitude beneficially owns less than 5% of the outstanding Common Stock, including Warrant Shares. Pursuant to this agreement, the Company appointed Patrick G. Enright, a Managing Director of Longitude, to the Company’s Board of Directors and nominated Mr. Enright for reelection at the Company’s 2008 Annual Meeting of Stockholders.

Paperboy Ventures, LLC (“Paperboy”), a venture capital firm that has invested in approximately 14 scientific companies since its formation in 2003. Paperboy became an investor in the Company in November 2006. Not only has Paperboy not sold any of its Common Stock, it has made over 40 open market purchases of additional shares of Common Stock. Allen Andersson has served on the Board of Directors since 2007. Allen Andersson, the founder and sole member of Paperboy, is also a principal of Anderick Holdings, LLC which owns 500,000 shares of Common Stock.

Sutter Hill Ventures has invested in over 100 technology-based start-ups since 1964. Sutter Hill Ventures’ limited partners have committed long-term support to their evergreen fund which allows them to make long-term commitments to their portfolio companies. Sutter Hill Ventures has been a Corcept investor for over 11 years, having initially invested in the Company in connection with the Company’s pre-IPO series A preferred stock financing in May 1999. G. Leonard Baker, Jr., a Managing Director of the General Partner of Sutter Hill Ventures, has served on the Board of Directors since 1999.

B. Non-Affiliated Selling Stockholders

The remaining Selling Stockholders consist of: VP Company Investments 2008, LLC; Alan C. and Agnes B. Mendelson Family Trust; Vaughn Bryson; Roy M. Barbee; Douglas G & Irene E. DeVivo Rev. Trust; Black Point Group LP; and Bruce Hardy McLain. Each of these Selling Stockholders owns less than 1% of the Diluted Shares Outstanding and none of them has the power to direct or cause the direction of the management of the Company (collectively, the “Non-Affiliated Holders”).

II. Relationships among the selling stockholders.

None of the Selling Stockholders are members of a “group” with any other Selling Stockholder within the meaning of Section 13(d)(3) of the Exchange Act or Rule 13d-5(b) thereunder. The Company has confirmed to us that there are no other relationships among Affiliated Holders and that the Affiliated Holders act independently of one another.

October 14, 2008

III. The circumstances under which the selling stockholders acquired the Registrable Securities.

A. Company History

Corcept is a pharmaceutical company that was incorporated in May 1998. For the last ten years, Corcept has been developing its lead product candidate, CORLUX, a glucocorticoid receptor II, or GR-II, antagonist, for the treatment of the psychotic features of psychotic depression. Between September 2004 and May 2005, Corcept initiated three Phase 3 clinical trials, and subsequently announced that each of these Phase 3 trials in 2006 and 2007 did not meet their primary endpoint with statistical significance.5 Between November 2006 and March 2007, Corcept decided to initiate a fourth Phase 3 clinical trial of CORLUX for the treatment of the psychotic features of psychotic depression (the “fourth Phase 3 trial”). 6 Seeking to commence the fourth Phase 3 trial, Corcept raised $10.1 million from existing stockholders in a private placement in August of 2007. At that time however, existing investors were not willing to fully fund the fourth Phase 3 trial and the Company sought capital from additional, new investors. With this objective, the Company engaged Punk, Ziegel & Company (“Punk Ziegel”), an investment bank, to solicit interest from new investors in connection with, and to act as placement agent for, a potential private offering of Common Stock to be priced at or above the closing market price of the Common Stock. Unfortunately, Punk, Ziegel was not able to generate sufficient interest from new investors for such a transaction and the potential offering to new investors was abandoned in October 2007 with the result that Corcept decided to delay the initiation of the fourth Phase 3 trial.

B. The March 2008 Offering

Despite Punk Zeigel’s inability to attract new, first time investors in the fall of 2007, Corcept remained committed to initiating the fourth Phase 3 trial. In order to do so, the Company required more money than they were able to raise in August 2007. If they did not raise additional financing, the Company believed that as of February 2008, it only had sufficient funds to maintain its current operations, which did not include initiating the fourth Phase 3 trial, through the end of 2008.7 Unfortunately for Corcept, its ability to access traditional public equity and private debt markets were simultaneously diminishing as the capital markets soured. Similar to

[5]	In November 2006 and March 2007, the Company completed private placements of Common Stock in connection with the clinical development of CORLUX.

[6]

Despite failing to achieve results sufficient to submit an NDA with the FDA during CORLUX’s first three Phase 3 trials, the Company concluded that data from those trials provide a strong basis for continued clinical development of CORLUX for the treatment of the psychotic features of psychotic depression. See, e.g., the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008, filed on March 31, 2008 (the “2007 10-K”) (“We believe that the confirmation of a drug concentration/response correlation threshold for efficacy provides a strong basis for our next Phase 3 study.”).

[7]	See the Company’s Registration Statement on Form S-3 (File No. 333-149087), filed on February 6, 2008.

October 14, 2008

the economic slowdown and bear market of 2001-2002, Corcept faced tighter lending policies and a barren public equity market in the first quarter of this year.8

Reluctant to attempt to raise money from short-term focused hedge funds in a dilutive PIPE offering, the Company responded to the extremely difficult capital markets environment with a two-prong approach to raising the financing required to execute their plan to continue the clinical development of CORLUX. Corcept approached the Affiliated Holders seeking to raise an amount necessary to conduct the fourth Phase 3 trial, to conduct a clinical trial of CORLUX for the treatment of Cushings Syndrome, to conduct clinical trials to further evaluate CORLUX for the management of weight gain induced by antipsychotic medications, and to continue development of its proprietary, selective GR-II antagonists.

Management was able to solicit the interest of the Selling Stockholders, which included Longitude, a first time investor in Corcept. On March 14, 2008, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with the Selling Stockholders through which the Company raised $25,300,000 through the sale of the Registrable Securities. The purchase price per share of the Offering Shares and the exercise price of the Warrants in the March 2008 Offering were fixed at the closing market price of the Common Stock on the Nasdaq Capital Market on the date of execution of the Securities Purchase Agreement. The consideration for the Warrants was set at $0.125 per Warrant, in accordance with Nasdaq shareholder approval requirements. The Warrants contain only standard anti-dilution protections and do not contain any dilutive exercise price adjustment mechanisms.

As disclosed in the 2007 10-K, the Company anticipated at the time of the March 2008 Offering that “for the foreseeable future [its] ability to generate meaningful revenues and achieve profitability [would] be solely dependent on the successful development, approval and commercialization of CORLUX for the treatment of the psychotic features of psychotic depression.” The Affiliated Holders are familiar with the clinical trial process that pharmaceutical companies must go through and knew that results of the fourth Phase 3 trial might not be available for two years, as was the case with the first three Phase 3 trials.9 The Affiliated Holders were cognizant of the downward pressure such risk would almost certainly put on the Company’s share price. Nonetheless, the Affiliated Holders participated in the March 2008 Offering and did so at the then-current market price of the Common Stock. Given that the Affiliated Holders had no forseeable basis for expecting Corcept to generate meaningful revenue or achieve profitability in the short term and given that the Affiliated Holders paid the market price for the Offering Shares, it is implausible that the Affiliated Holders had agreed to act as underwriters on behalf of the Company.

[8]

See, e.g., E.S. Browning and Sara Silver. “Credit Crunch: Loan Morsels — For Small Firms Like EMrise Corp., New Hurdles to Borrowing Are Emerging” The Wall Street Journal January 22, 2008; and Rebecca Buckman “Venture Activity Hit by U.S. Slowdown” The Wall Street Journal April 2, 2008 (One venture capitalist was quoted “As far as we’re concerned, the capital markets are closed until further notice.”).

[9]

See the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006, filed on August 13, 2006 (“We currently anticipate that we will have a sufficient number of patients enrolled in this study by late 2009 to enable the independent data safety monitoring board to perform an interim analysis of the safety and top-line efficacy results from the first half of the study.”).

October 14, 2008

Management also approached Kingsbridge Capital Limited about entering into a committed equity financing facility with Kingsbridge Capital Limited (the “Kingsbridge Facility”) as a backstop measure to provide additional funding that may be required to fund the Company’s clinical trials and other programs. The Company entered into the Kingsbridge Facility on March 25, 2008 pursuant to which Kingsbridge Capital Limited committed to provide up to $60 million of capital for a period of three years through the purchase of a maximum of 9.6 million shares that can be sold by the Company under the Kingsbridge Facility.10

IV. The dollar value of the shares registered in relation to the proceeds that the Company received from the selling stockholders for the Registrable Securities.

The Affiliated Holders purchased the Offering Shares at the closing market price of the Common Stock on the Nasdaq Capital Market on the date of execution of the Securities Purchase Agreement ($2.77 per share). The Company did not sell the Offering Shares to the Selling Stockholders at a discount that may have allowed the Affiliated Holders to immediately resell the shares at the current market price for a profit. The entire proceeds from the sale of the Offering Shares went directly to the Company, as will the entirety of any proceeds from the exercise of the Warrants. If the Affiliated Holders had purchased the Registrable Securities with a view toward distribution, they likely would have required a discount to the closing market price of the Common Stock.11 The Selling Stockholders purchased the Warrants for $0.125 per Warrant and the exercise price of the Warrants is also equal to the closing market price of the Common Stock on the Nasdaq Capital Market on the date of execution of the Securities Purchase Agreement ($2.77 per share). The Warrants contain only standard anti-dilution protections and do not contain any mechanisms that adjust the exercise price based on future equity offerings.

As of October 10, 2008, the Company’s Common Stock had declined $1.77 since the March 2008 Offering. If the Selling Stockholders were to sell their Offering Shares or their Warrant Shares today, they would each be incurring a loss on their respective investments in the Company. Rather than purchase at a discount and sell at a profit, the resale by the Selling Stockholders at this time would be at a loss, which should not be considered a primary offering.

[10]

The Company registered the resale of approximately 37% of the shares of Common Stock subject to the Kingsbridge Facility together with an additional 330,000 shares of Common Stock issuable upon exercise of a warrant granted to Kingsbridge Capital Limited pursuant to a registration statement on Form S-1 initially filed with the SEC on April 14, 2008 (File No. 333-105232). The Company committed to file subsequent registration statements covering the resale of additional shares under the Kingsbridge Facility beginning at the later of 60 days after Kingsbridge and its affiliates have resold substantially all of the securities registered under this registration statement or six months after the effective date of this registration statement. To date, the Company has issued and sold to Kingsbridge an aggregate of 404,587 shares of Common Stock under the Kingsbridge Facility for aggregate proceeds of approximately $750,000.

[11]

PIPEs A guide to Private Investments in Public Equity p.109 (Steven Dresener and E. Kurt Kim eds., 2006) (“Venture investors view these venture-style PIPE transactions (or change-of-control PIPEs) as a means to acquiring a significant ownership position in an already public issuer by purchasing equity securities at a discount to market.”).

October 14, 2008

The following table lists the current dollar value of the Offering Shares and Warrant Shares sought to be registered in relation to the proceeds that the Company received or, in the case of the Warrant Shares, may receive from the Selling Stockholders.

	Dollar Value of Shares being Offered*			Proceeds to the Company
Name of Selling Stockholders	Offering Shares	Warrant Shares	Total	Offering Shares and Warrants**	Warrants Shares***	Total
Vaughn Bryson	$91,792	$45,895	$137,687	$200,000	$97,792	$297,792
Joseph C. Cook, Jr.	$229,479	$114,739	$344,218	$499,999	$244,483	$744,482
Roy M. Barbee	$137,687	$68,843	$206,530	$299,999	$146,688	$446,668
Douglas G & Irene E. DeVivo Rev. Trust	$45,895	$22,948	$68,843	$99,999	$48,896	$148,895
David L. Mahoney	$91,792	$45,895	$137,687	$200,000	$97,792	$297,792
Bruce Hardy McLain	$34,421	$17,211	$51,632	$75,000	$36,672	$111,672
Alan C. and Agnes B. Mendelson Family Trust	$11,474	$5,737	$17,211	$25,000	$12,224	$37,224
James N. Wilson	$45,895	$22,948	$68,843	$99,999	$48,896	$148,895
Entities affiliated with Alta Partners II, Inc.	$1,376,876	$688,437	$2,065,313	$3,000,000	$1,466,901	$4,466,901
Black Point Group LP	$114,739	$57,369	$172,108	$250,000	$122,240	$372,239
Longitude Capital Partners, LLC	$4,589,585	$2,294793	$6,884,378	$10,000,000	$4,889,674	$14,889,673
Paperboy Ventures, LLC	$2,753,751	$1,376,876	$4,130,627	$6,000,000	$2,933,804	$8,933,804
Sutter Hill Ventures and related entities	$2,065,314	$1,032,652	$3,097,966	$4,500,001	$2,200,344	$6,700,345
VP Company Investments 2008, LLC	$11,474	$5,737	$17,211	$25,000	$12,225	$37,224

*	Dollar values reported reflect the closing market price of the Common Stock on the Nasdaq Capital Market on October 1, 2008 ($1.30).

**	The Selling Stockholders paid consideration of $0.125 per Warrant.

***	Assumes exercise of all Warrants in cash. The strike price for each Warrant is fixed at $2.77, but the terms of the Warrants allow for cashless exercise. As a result, the Company may not receive all of these proceeds in cash.

V. The length of time that the selling stockholders have held the Registrable Securities.

Approximately seven months have passed since the March 2008 Offering closed on March 25, 2008. During such time, none of the Selling Stockholders have sold any of the Registrable Securities or any other Common Stock that they previously acquired.

VI. Are the selling stockholders in the business of buying and selling securities?

None of the Affiliated Holders is in the business of buying and selling securities or otherwise acting as an underwriter, and none of the Affiliated Holders is or is affiliated or associated with a broker-dealer registered under FINRA. Each of the investors in the March 2008 Offering, including the Affiliated Holders, represented to the Company that it was purchasing the Registrable Securities “for its own account for investment only and with no present intention of distributing any of such Securities or any arrangement or understanding with any other persons regarding the distribution of such Securities,” except in accordance with the Securities Act of 1933, as amended (the “Securities Act”) and applicable state securities laws. Put simply, the Affiliated Holders are long-term investors. Three of the Affiliated Holders, who are not affiliated with the venture capital firms, are members of the Board of Directors with a combined service of 21 years. Collectively, these three Board members hold 2,821,310 shares

October 14, 2008

that are available for resale under one or more effective registration statements yet none of them has reduced their stake in the Company by selling any such shares in the open market.12 The remaining four Affiliated Holders are all venture capital firms, each of which has representation on the Board of Directors. Together these four venture capital firms have been invested in Corcept for a combined total of 21 years. Collectively, these four venture capital firms hold 18,498,974 shares that are available for resale under one or more effective registration statements, yet none of them has reduced their stake in the Company by selling any such shares in the open market.13

That none of the venture capital firms among the Affiliated Holders has sold any of its Common Stock is not surprising. Venture capital firms generally make investments with the expectation of substantial growth in equity value before disposition of the underlying securities.14 An industry guide to PIPEs explains the increasing involvement of venture capital firms in PIPE transactions as follows:

“The focus of many venture capitalists has been to take speculative positions in early-stage companies with the anticipation that providing capital and business expertise will result in a successful investment. Venture capitalists frequently look for situations in which a company might benefit not only from capital but also from value-added services such as management capabilities or domain experience. Although this formula has in many cases resulted in generous returns for fund investors, depressed public market prices can make PIPEs an attractive alternative for the opportunistic venture investor. Many venture capitalists are drawn to companies that went public too soon or to those they have an existing investment relationship with.”15

The investment of Paperboy, Alta Partners, Sutter Hill Ventures and Longitude in the March 2008 Offering is consistent with the above description of the behavior of venture capital firms and is incompatible with the behavior of underwriters. Venture capital firms, unlike underwriters, typically seek to make investments in companies that are intended to be held for three to seven years or longer.16

The Affiliated Holders’ desire to have their Registrable Securities covered by the Registration Statement is not indicative of a desire to sell, distribute or flip the stock, nor is it indicia of a primary offering. The Affiliated Holder negotiated for the Registration Rights Agreement because the venture capital investors required liquid securities in order to be able to

[12]	This statement is based on a review of the three Board member affiliates’ respective filings under Section 16 of the Exchange Act. The Company has confirmed the accuracy of these Section 16 reports.

[13]	This statement is based on filings under Section 16 of the Exchange Act.

[14]	Jack S. Levin, Structuring Venture Capital, Private Equity, and Entrepreneurial Transactions 1-3 (Martin D. Ginsburg & Donald E. Rocap eds., 1997).

[15]	PIPEs A guide to Private Investments in Public Equity p. 69 (Steven Dresener and E. Kurt Kim eds., 2006).

[16]	Jack S. Levin, Structuring Venture Capital, Private Equity, and Entrepreneurial Transactions 1-3 (Martin D. Ginsburg & Donald E. Rocap eds., 1997).

October 14, 2008

assess and place a value on the Registrable Securities that they purchased in the March 2008 Offering.17

Without registration rights, the Affiliated Holders’ Registrable Securities, particularly those held by the venture capital investors, are viewed as being illiquid even though a portion can be sold in any three-month period under Rule 144. In the current economic environment, venture capitalists are under pressure to structure their investments so that their value is more quantifiable and predictable.18 Thus, a freely tradable market value is preferable to a discount from unregistered stock. The potential diminution in value of holding unregistered securities relative to holding publicly tradable shares of Common Stock explains why, during the negotiations that preceded the March 2008 Offering, the venture capitalists negotiated for registration rights and liquidated damages in the event that the Company was not able to obtain effectiveness of the Registration Statement. Pursuant to the terms of the Registration Rights Agreement, because the Registration Statement was not declared effective by July 8, 2008, the Company has accrued liquidated damages of approximately 3% of the aggregate purchase price paid by each Selling Stockholder as of September 30, 2008.19 In response to its obligation in the Registration Rights Agreement, the Company filed the Registration Statement less than a month after the closing of the March 2008 Offering.

VII. The amount of shares being registered.

As of October 10, 2008, the Public Float was 13,521,932 shares. The Registration Statement proposes to register 13,384,809 shares, a number almost equal to the Public Float, but a figure that represents only 24.9% of the Diluted Shares Outstanding. Relative to its total capitalization, Corcept’s Public Float is very small, representing only 27.7% of the Diluted Shares Outstanding. This is the result of Corcept being a development stage company and being unable, since going public, to generate sufficient interest in purchases of its Common Stock among non-affiliates. Like many growth stage pharmaceutical companies, Corcept is not yet profitable and has no meaningful source of revenue. As such, Corcept has needed to return to its affiliates to generate enough financing to remain a going concern.

In this case, the large number of Registrable Securities relative to the Public Float is not indicative of an intent to distribute by the Selling Stockholders. Rather it is indicative of the

[17]

It is commonplace for purchasers of privately placed securities such as the Affiliated Holders to require registration rights as part of the private placement. See e.g., Charles J. Johnson, Jr. and Joseph McLaughlin, Corporate Finance and the Securities Laws Fourth Edition, 2007 Supplement Section 7.10[C]. Aspen Publishers, 2007.

[18]	Robert J. Haft and Michele H. Hudson. Thompson Venture Capital and Small Business Financings Vol 2. Section 6:2. Reuters/West, 2008.

[19]

The Company has confirmed that, pursuant to FASB Staff Position EITF 00-19-2 “Accounting for Registration Payment Arrangements,” the accrual and payment of liquidated damages pursuant to the Registration Rights Agreement does not change the Company’s initial classification of the Registrable Securities as permanent equity under the provisions of EITF 00-19, and the Company will account for accrued liquidated damages in accordance with FASB Statement No. 5, “Accounting for Contingencies”.

October 14, 2008

depressed price of the stock after Corcept failed its first three Phase 3 trials, the Company’s inability to solicit interest from new investors and a general tightening of the capital markets for early stage development companies. The March 2008 Offering was the best financing option that the Company could obtain at this pivotal moment in its lifecycle. For small companies, such as Corcept, a PIPE can be the only viable capital raising option and PIPE transactions are often the best alternative to allow affiliates to continue to invest in such companies.

The current institutional investors, with the addition of Longitude, were the best source of value-adding equity financing because these institutional investors were most familiar with the Company and are most committed to being long-term investors. The March 2008 Offering happened when Corcept was at a pivotal moment in its lifecycle. Corcept had to find funding to perform the fourth Phase 3 trial. Failure to do so would have meant that the Company would have had to abandon its goal of commercializing its lead product candidate. The size of the March 2008 Offering was not intended to be detrimental to the holders of the Company’s Common Stock. Rather it allowed the Company to continue as a going concern and preserved the investment of all existing stockholders.

Giving undue weight to the size of the Registrable Securities relative to the size of the Public Float is not only contrary to the facts and circumstances test of Interpretation 29, but it would also ignore statements in Release No. 33-8878 (the “Release”) which amended Form S-3 to include Instruction I.B.6. Page 22 of the Release acknowledged the Staff’s historical position that “Form S-3 has for many years allowed registrants to conduct secondary offerings on the form irrespective of public float, so long as the securities offered thereby were listed securities.” The Release also stated on p. 19 that the use of Instruction I.B.6. is “not meant to be mutually exclusive. Rather, it is designed to provide added flexibility to smaller companies by giving them supplemental avenues of capital formation.” The Release recognized the importance of private placements to small companies and permits companies to continue register shares for resale by Selling Stockholders on Form S-3 even if the Company has also conducted a primary on Form S-3 under Instruction I.B.6.

VIII. Considering all the facts and circumstances, the Selling Stockholders are not acting as an underwriter or a conduit for the Company.

We respectfully submit that none of the Selling Stockholders are acting as an underwriter or a conduit for the Company nor do any of the Selling Stockholders intend to quickly flip their shares. The Selling Stockholders entered into the March 2008 Offering not to facilitate a continuous at-the-market offering on the part of the Company, but because the Company badly needed funds to conduct the fourth Phase 3 trial, to conduct other clinical trials and to continue its drug development program. None of the investors could reasonably have expected that Corcept would achieve any of its milestones and therefore that they could realize a profit by selling a stock that had realized an appreciable gain – in the short term. Moreover, even if they had reason to expect the stock to appreciate in the short term, seven of the Selling Stockholders are insiders under Section 16 of the Exchange Act and would therefore be unable to sell the Registrable Securities for a profit until six months after the March 2008 Offering.

October 14, 2008

The Affiliated Holders are not in the business of buying and selling securities, rather they are in the business of making long-term investments in and adding value to companies like Corcept. The March 2008 Offering represents a typical multi-year investment for the Affiliated Holders and was a necessary part of continuing their longstanding relationship with and protecting their longstanding investment in the Company. In context, the Registrable Securities represent approximately 25% of the total outstanding shares and warrants to purchase shares. The Company had to sell this amount of equity in the March 2008 Offering because they were unable to solicit interest from non-affiliated buyers, yet the Company needed funding to support its ongoing efforts to develop CORLUX. Aware of the risk involved in the transaction, the Selling Stockholders paid the market price for the Offering Shares and the exercise price of the Warrant Shares and did not receive a discount on either. None of the Affiliated Holders has ever sold any of the Company’s Common Stock, including the Offering Shares which it has held for more than six months, and to the extent any Selling Stockholder were to sell Offering Shares or Warrant Shares pursuant to the Registration Statement, the Selling Stockholders would do so at a loss and would retain all proceeds therefrom. Finally, in light of the substantial evidence of investment intent on the part of the Affiliated Holders, limiting the Company’s ability to register the resale of the Registrable Securities on behalf of the Affiliated Holders would not significantly further any public policy interests. The confluence of all of these facts and circumstances drives the conclusion that a resale by the Selling Stockholders whenever it occurs is not a primary offering.

Based on the foregoing facts and circumstances that we have ascertained from our review of publicly available filings by the Company, the Affiliated Holders and others with the SEC and as represented to us by the Company, it is the opinion of Latham & Watkins LLP that a court of competent jurisdiction should uphold the Company’s assertion that the Affiliated Holders are not acting as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act.

On the basis of the foregoing, we respectfully request that the Staff not impose an arbitrary cap on the number of resale shares allowed to be registered in the Registration Statement, as doing so would give primacy to only one of the elements of an Interpretation D.29 analysis, and would contradict the Release’s intention of providing additional flexibility for financing options for small companies like Corcept. We therefore respectfully request the Staff to permit the Company to effect the registration of the resale of the Registrable Securities pursuant to the Registration Statement and Rule 415(a)(1)(i).

Please call the undersigned at (202) 637-2242 to discuss this response.

Sincerely,

/s/ John J. Huber
John J. Huber
of LATHAM & WATKINS LLP

cc:	Song P. Brandon, Esq.